^form 13G
AMMEND#
1
STOCK_NAME
Ultratech Stepper, Inc.
CLASS
Common
CUSIP
90403410
APP_NAME
Gardner Lewis Asset Management
SSN
23-2778393
ADDRESS
285 Wilmington - West Chester Pike  Chadds Ford, PA  19317
TYPE REPORTING
IA
STOCK_NAME
Ultratech Stepper, Inc.
STOCK_ADDRESS
3050 Zanker Road, San Jose, CA  95134
NAME_OF_PERSON
Gardner Lewis Asset Management, L.P.
ADDRESS_OF_BUS
285 Wilm. - W. Chester Pike  Chadds Ford, PA 19317
CITIZEN
USA
CLASS_OF_STOCK
Common
CUSIP
90403410
BENEFICIALLY
1,151,200
PERCENT
5.8%
^page
SOLE
980,600
SHARED
32,800
SOLE_DISPOSE
1,151,200
SHARED_DISPOSE
0
CHECK
DATE
02/09/96
NAME
W. Whitfield Gardner
TITLE
Chairman and CEO
^page